Exhibit 99.3

INCREDIMAIL LTD.

CONSENT

The undersigned, The Radicati Group, Inc., consents to the use of the following information by IncrediMail Ltd. in its registration statement on Form F-1 (File No. 333-129246):

1.
“A May 2005 industry report entitled Email Clients Market Analysis, 2005-2009 by The Radicati Group, Inc., which we refer to as the Radicati Report, estimates that the number of worldwide business and consumer email users will increase from approximately 680 million in 2005 to 920 million in 2009 and that the number of email mailboxes will increase from approximately 1.2 billion in 2005 to 1.8 billion in 2009.”

2.
“The Radicati Report estimates that total consumer email clients will grow from approximately 760 million in 2005 to 1.3 billion in 2009 with an approximately 65%-35% split between desktop and web-based remaining constant for the period.”

Date: October 11, 2005

/s/ Ruchi Batra
The Radicati Group, Inc.